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                            November 16, 2022

       Thomas Priore
       President, Chief Executive Officer and Chairman
       Priority Technology Holdings, Inc.
       2001 Westside Parkway, Suite 155
       Alpharetta, GA 30004

                                                        Re: Priority Technology
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K Filed May
11, 2022
                                                            Response dated
November 10, 2022
                                                            File No. 001-37872

       Dear Thomas Priore:

               We have reviewed your November 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 31, 2022 letter.

       Form 8-K Filed May 11, 2022

       Exhibit 99.1
       Non-GAAP Financial Measures, page 2

   1.                                                   We have reviewed your
response to comment 4 and note that is does not appear
                                                        appropriate to use a
title for your non-GAAP financial measure that appears to be the same as, or confusingly
similar to, a title used for a GAAP financial measure. Please revise the title of
your non-GAAP measure "gross profit" and "gross profit margin" to clearly distinguish it
from the similar GAAP measure. Please refer to the guidance
                                                        in Item 10(e)(1)(ii)(E)
of Regulation S-K.
 Thomas Priore
Priority Technology Holdings, Inc.
November 16, 2022
Page 2


       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions.



FirstName LastNameThomas Priore                        Sincerely,
Comapany NamePriority Technology Holdings, Inc.
                                                       Division of Corporation
Finance
November 16, 2022 Page 2                               Office of Trade &
Services
FirstName LastName